FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS

AS OF DECEMBER 31, 2017

▪    Revenues increased by 37.1% compared to the past year reaching US$ 10,540 million explained mainly by higher revenues in Brazil. Argentina, Colombia and Peru also registered higher revenues but in a lesser extent.

▪    EBITDA increased by 21.3% reaching US$ 2,947 million, explained by better results in the 4 countries, especially in the distribution business in Brazil as a result of the acquisition of Celg in February 2017.

	EBITDA
Country
	2017	2016	Variation
	MM US$		%
Argentina	327	308	6.4
Brasil	907	644	40.8
Colombia	1,203	1,100	9.4
Perú	539	437	23.4
Enel Américas	2,947	2,430	21.3

▪    In line with the above, Operating Income (EBIT) increased by 23.3% compared to 2016, reaching US$ 2,219 million.

▪    Income after taxes and before discontinued operations recorded in 2016, reached US$ 1,127 million, 33.4% higher than the previous year, explained by better operational results for the period. Financial results registered a higher expenditure of 32.6%, explained mainly by the consolidation of Celg. Tax expenses were practically in line with the previous year.

▪    Net financial debt reached US$ 3,349 million, 121% higher than in 2016, mainly explained by the consolidation of Celg’s debt since February 2017.

▪    CAPEX in 2017 was US$ 1,686 million, 38% higher than in the previous year, mostly due to the consolidation of Celg and the effects of the exchange rate mainly in Brazil and Colombia.

• 1 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

SUMMARY BY BUSINESS SEGMENT

Generation

▪    EBITDA in the generation segment increased by 13.3%, reaching US$ 1,466 million. The foregoing is explained by an improved income obtained in the 4 countries, mainly due to higher physical sales.

Physical Data

	2017	2016	Var %
Total Sales (GWh)	56,051	50,575	10.8%
Total Generation (GWh)	41,053	40,439	1.5%

Distribution

▪    EBIDTDA in the distribution segment was 24.6% higher than the previous year, reaching US$ 1,557 million; explained mainly by the consolidation of Celg and a better performance of our Colombian, Brazilian and Peruvian subsidiaries. The number of clients increased by 3,177,522 of which 2,928,174 are Celg clients.

Physical data

	2017	2016	Var %
Total Sales (GWh)	74,337	62,715	18.5%
Number of Clients	17,241,201	14,063,649	22.6%

• 2 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents                                          US$ 1,473 million

• Cash and cash equiv. + cash inv. over 90 days        US$ 1,639 million

• Available committed lines of credit                               US$ 270 million

➢  The average nominal interest rate in December 2017 decreased from 9.7% to 7.9% during the same period of the previous year, primarily influenced by better interest conditions of the refinancing of the Enel Américas’ Yankee Bond, withholding tax reduction applicable to international bonds in Colombia, amortization of the total financial debt in Argentine pesos and lower inflation in Colombia and Brazil. All of the above was partially offset by higher rates in Brazil’s debt as a result of the incorporation of CELG and EGP Volta Grande.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•        Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, Enel Américas S.A., has contracted, at the close of December 2017, cross currency swaps for US$ 722 million and forwards for US$ 510 million.

•   In order to reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas S.A. (consolidated) keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps that total US$ 208 million.

• 3 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

RELEVANT INFORMATION FOR THE ANALYSIS OF THESE FINANCIAL STATEMENTS

CORPORATE REORGANIZATION

Spin Off Stage:

As stated in Note 6 of the current financial statements dated March 1, 2016 and having complied with the conditions precedent, the spinoff of Enersis Chile and its subsidiaries, Endesa Chile and Chilectra took place therefore leading to the legal existence as of the above-indicated date of the following subsidiaries: Enersis Américas (continuing company of the former Enersis S.A.), Endesa Américas, Chilectra Américas and Enel Chile S.A (formerly known as Enersis Chile S.A.).

Considering the above, and pursuant to the provisions of the International Financial Reporting Standards, all the revenues and expenses corresponding to the generation and distribution lines of business in Chile for the 2-month period ended February 29, 2016, are considered discontinued operations and are shown under the item “Profit (loss) from discontinued operations” of the consolidated income statement.

For comparative purposes, this presentation method has also been applied to the income corresponding to 2016, thereby restating the integral consolidated income statement of the previous year.

Merger Stage:

At the Extraordinary Shareholders’ Meeting held on September 28, 2016, the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas, voted on and approved, with over two-thirds approval of the voting shares of each of the entities, the merger of Endesa Américas and Chilectra Américas with and into Enersis Américas, where Enersis Américas is the continuing company. In this merger, Enersis Américas would absorb Endesa Américas and Chilectra Américas by incorporation, each of which without liquidation, with Enersis Américas succeeding them in all their rights and obligations. On December 1, 2016, Enersis Américas changed its name to Enel Américas S.A.

For further information, see Note 6.1 and 25.1.1 of Enel Américas’ Consolidated Financial Statements as of December 31, 2017.

• 4 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

OTHER MATTERS.

Change of functional currency:

As a result of the corporate reorganization process which took place in 2016, as of this financial year the primary economic environment and the generation and use of Enel Américas’ cash flows shall be mainly denominated in US dollars. Therefore, as of January 1, 2017, Enel Américas changed both its functional currency as well as the presentation currency of its Consolidated Financial Statements , from the Chilean Peso ("CLP") to US dollars ("US$"). More information related to this matter can be found in Note 3 of Enel Américas’ financial statements as of December 30, 2017. The income in Chilean pesos for December 2016 was converted at the average exchange rate for December 2016 to allow the comparison in dollars.

Change of Perimeter:

On February 14, 2017, our subsidiary Enel Brazil S.A. purchased 99.88% of the share capital of Celg Distribución S.A. for the approximate amount of US$ 730 million. The impact of this operation in the Consolidated Financial Statements as of December 31, 2017, plus other information related to this acquisition, are reported more in detail in note 7.2 of the above-mentioned financial statements of Enel Américas as of December 31, 2017.

In November 2017, our subsidiary Enel Brasil S.A. acquired 100% of the hydro-generating plant EGP Volta Grande concession for an approximate amount of US$ 436 million. The impact of this operation on the Consolidated Financial Statements as of December 31, 2017, plus other information related to this acquisition are detailed in note 7.3 of the aforementioned financial statements of Enel Américas as of December 31, 2017.

• 5 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of December 31, 2017 and 2016 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2017	2016	2017	2016
Enel Generación Costanera S.A.	SIN Argentina	7,852	5,713	5.8%	4.2%
Enel Generación El Chocón S.A.	SIN Argentina	2,055	2,574	1.5%	1.9%
Central Dock Sud	SIN Argentina	4,945	5,025	3.6%	3.7%
Enel Generación Perú S.A. (Edegel)	SICN Peru	9,817	9,091	14.0%	18.8%
Enel Generación Piura S.A. (Piura)	SICN Peru	640	709	1.0%	1.5%
Emgesa S.A.	SIN Colombia	18,156	18,015	27.1%	27.2%
EGP Cachoeira Dourada S.A.	SICN Brasil	9,526	6,399	2.1%	1.2%
Enel Generación Fortaleza S.A.	SICN Brasil	2,923	3,049	0.6%	0.6%
EGP Vuelta Grande S.A.	SICN Brasil	137	-	0.0%	-
Total		56,051	50,575

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2017	2016	2017	2016	2017	2016	2017	2016

Empresa Distribuidora Sur S.A. (Edesur)	17,736	18,493	12.0%	12.0%	2,529	2,505	597	584
Enel Distribución Perú S.A. (Edelnor)	7,934	7,782	8.2%	7.8%	1,397	1,367	2,388	2,216
Enel Distribución Río S.A.	11,091	11,181	20.4%	19.4%	3,030	3,054	3,123	3,039
Enel Distribución Ceará S.A.	11,522	11,628	13.6%	12.5%	4,017	3,890	3,454	3,412
Celg Distribuidora S.A.	12,264	-	11.7%	-	2,928	-	2,667	-
Codensa S.A.	13,790	13,632	7.8%	7.1%	3,340	3,248	2,429	2,430
Total	74,337	62,715	12.3%	11.8%	17,241	14,064	1,829	1,676

(*) Includes final customer sales and tolls.

• 6 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

The following table shows a breakdown of energy sale revenues by business segment, by client category and by country as of December 31, 2017 and 2016.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Generation	289	217	709	473	1,132	1,128	506	532	2,636	2,350	(740)	(663)	1,896	1,687
Regulated customers	1	3	238	290	697	516	313	326	1,249	1,135	(740)	(663)	509	472
Non regulated customers	-	-	467	183	380	347	170	177	1,017	707	-	-	1,017	707
Spot Market	288	214	1	-	55	252	4	7	348	473	-	-	348	473
Other Clients	-	-	3	-	-	13	19	22	22	35	-	-	22	35

Distribution	1,192	878	3,486	1,894	1,269	1,129	818	808	6,765	4,709	-	(1)	6,765	4,708
Residential	434	277	1,527	866	673	589	413	403	3,047	2,135	-	-	3,047	2,135
Commercial	419	347	821	543	318	282	112	142	1,670	1,314	-	-	1,670	1,314
Industrial	146	112	272	189	131	123	157	122	706	546	-	-	706	546
Other	193	142	866	296	147	135	136	141	1,342	714	-	(1)	1,342	713
Less: Consolidation adjustments	-	-	(315)	(290)	(268)	(211)	(157)	(163)	(740)	(664)	740	664	-	-

Energy Sales Revenues	1,481	1,095	3,880	2,077	2,133	2,046	1,167	1,177	8,661	6,395	-	-	8,661	6,395

Variation in million US$ and %.	386	35.3%	1,803	86.8%	87	4.3%	(10)	-0.8%	2,266	35.4%	-	-	2,266	35.4%

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on December 31, 2017, reached US$ 709 million; which represents a 25 % increase in relation to the US$ 567 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended December 31, 2017 and 2016:

• 7 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	2017	2016	Change	% Change

Revenuesa	10,540	7,686	2,854	37.1%
Sales	9,591	7,051	2,540	36.0%
Other operating income	949	635	314	49.5%
Procurements and Services	(5,985)	(3,912)	(2,073)	(53.0%)
Energy purchases	(3,941)	(2,443)	(1,498)	(61.3%)
Fuel consumption	(229)	(362)	133	36.7%
Transportation expenses	(634)	(394)	(240)	(60.9%)
Other variable costs	(1,181)	(713)	(468)	(65.6%)
Contribution Margin	4,555	3,774	781	20.7%
Personnel costs	(665)	(527)	(138)	(26.2%)
Other fixed operating expenses	(943)	(817)	(126)	(15.4%)
Gross Operating Income (EBITDA)	2,947	2,430	517	21.3%
Depreciation and amortization	(648)	(473)	(175)	(37.0%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(80)	(157)	77	49.0%
Operating Income	2,219	1,800	419	23.3%
Net Financial Income	(582)	(439)	(143)	(32.6%)
Financial income	294	277	17	6.1%
Financial costs	(870)	(774)	(96)	(12.4%)
Gain (Loss) for indexed assets and liabilities	-	(1)	1	0.0%
Foreign currency exchange differences, net	(6)	59	(65)	110.2%
Other Non Operating Income	9	15	(6)	(40.0%)
Net Income From Sale of Assets	6	12	(6)	(50.0%)
Share of profit (loss) of associates accounted for using the equity method	3	3	-	0.0%
Net Income Before Taxes	1,646	1,376	270	19.6%
Income Tax	(519)	(531)	12	2.3%
Net Income from Continuing Operations	1,127	845	282	33.4%
Net income (Loss) from discontinued operations after taxes	-	170	(170)	(100.0%)
NET INCOME	1,127	1,015	112	11.0%
Net Income attributable to owners of parent	709	567	142	25.0%
Net income attributable to non-controlling interest	418	448	(30)	(6.7%)

Earning per share from continuing operations (US$ /share)	0.01234	0.00907	0.00328	36.1%
Earning per share from discontinued operations (US$ /share)	-	0.00232	(0.00232)	(100.0%)
Earning per share (US$ /share)	0.01234	0.01139	0.00095	8.4%

(*) As of December 31, 2017 the average number of paid and subscribed shares were 57,452,641,516 (49.768.783.340 as of December 31, 2016)

• 8 •

a

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

EBITDA:

EBITDA of the continuing activities during the period which ended on December 31, 2017 reached US$ 2,947 million, which represents a US$ 517 million increase, equivalent to a 21.3% increase in comparison to the US$ 2,430 million EBDITA for the period which ended December 31, 2016.

Below, we present operating revenus, operating costs, staff expenses and other expenses by nature for the continuing operations that determine our EBITDA, broken down by business segment for the periods which  ended December 31, 2017 and 2016:

BY BUSINESS SEGMENT

	As of December 31
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	300	307	(7)	(2.3)
Brazil	830	572	258	45.1
Colombia	1,160	1,152	8	0.7
Peru	730	679	51	7.5
Revenues Generation and Transmission businesses	3,020	2,710	310	11.4
Distribution business
Argentina	1,277	982	295	30.0
Brazil	4,651	2,491	2,160	86.7
Colombia	1,543	1,366	177	13.0
Peru	884	865	19	2.2
Revenues Distribution business	8,355	5,704	2,651	46.5
Less: consolidation adjustments and other activities	(835)	(728)	(107)	14.7
Total consolidated Revenues Enel Américas	10,540	7,686	2,854	37.1

Generation and Transmission businesses
Argentina	(25)	(88)	63	71.6
Brazil	(490)	(269)	(221)	(82.2)
Colombia	(396)	(434)	38	8.8
Peru	(348)	(347)	(1)	(0.3)
Procurement and Services Generation and Transmission businesses	(1,259)	(1,138)	(121)	(10.6)
Distribution business
Argentina	(740)	(449)	(291)	(64.8)
Brazil	(3,362)	(1,689)	(1,673)	(99.1)
Colombia	(873)	(787)	(86)	(10.9)
Peru	(584)	(585)	1	0.2
Procurement and Services Distribution business	(5,559)	(3,510)	(2,049)	(58.4)
Less: consolidation adjustments and other activities	833	736	97	(13.2)
Total consolidated Procurement and Services Enel Américas	(5,985)	(3,912)	(2,073)	(53.0)

• 9 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Generation and Transmission businesses
Argentina	(67)	(54)	(13)	(24.1)
Brazil	(18)	(14)	(4)	(28.6)
Colombia	(27)	(22)	(5)	(22.7)
Peru	(28)	(28)	-	-
Personnel Exepenses Generation and Transmission businesses	(140)	(118)	(22)	(18.6)
Distribution business
Argentina	(228)	(222)	(6)	(2.7)
Brazil	(201)	(86)	(115)	(133.7)
Colombia	(43)	(41)	(2)	(4.9)
Peru	(26)	(28)	2	7.1
Personnel Exepenses Distribution business	(498)	(377)	(121)	(32.1)
Less: consolidation adjustments and other activities	(27)	(32)	5	15.6
Total consolidated Personnel Expenses Enel Américas	(665)	(527)	(138)	(26.2)

	As of December 31
	2017	2016	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(37)	(29)	(8)	(27.6)
Brazil	(20)	(18)	(2)	11.1
Colombia	(55)	(49)	(6)	(12.2)
Peru	(43)	(64)	21	32.8
Other Expenses Generation and Transmission businesses	(155)	(160)	5	3.1
Distribution business
Argentina	(151)	(139)	(12)	(8.6)
Brazil	(440)	(301)	(139)	(46.2)
Colombia	(106)	(86)	(20)	(23.3)
Peru	(44)	(41)	(3)	(7.3)
Other Expenses Distribution business	(741)	(567)	(174)	(30.7)
Less: consolidation adjustments and other activities	(47)	(90)	43	47.8
Total consolidated Other Expenses Enel Américas	(943)	(817)	(126)	(15.4)

EBITDA
Generation and Transmission businesses
Argentina	171	136	35	25.7
Brazil	302	271	31	11.4
Colombia	682	647	35	5.4
Peru	311	240	71	29.6
EBITDA Generation and Transmission businesses	1,466	1,294	172	13.3
Distribution business
Argentina	158	172	(14)	(8.1)
Brazil	648	415	233	56.1
Colombia	521	452	69	15.3
Peru	230	211	19	9.0
EBITDA Distribution business	1,557	1,250	307	24.6
Less: consolidation adjustments and other activities	(76)	(114)	38	33.3
Total consolidated EBITDA Enel Américas	2,947	2,430	517	21.3

• 10 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

EBITDA OF THE GENERATION AND TRANSMISSION BUSINESS:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 171 million in December 2017 representing a US$ 35 million increase as compared to the same period of 2016. The main variables, by subsidiary, which explain this increase in the 2017 results as of December 2017, as compared to the same period of 2016, are described below:

Enel Generación Costanera S.A.: (Higher EBITDA of US$ 3 million, mostly attributable to higher revenues for higher physical sales and a tariff increase offset by lower recognition of availability contracts and lower activated staff expenses.

Enel Generación Costanera’s operating revenues increased by US$ 15 million, or 11.3 % in December 2017. This increase is principally explained by US$ 94 million of higher revenue attributable to (i) higher physical sales of 2,139 GWh equivalent to 37.5% more than in the same period of the previous year which contributed US$ 31 million and (ii) a US$ 68 million increase in tariff remuneration due to the new 19/2017 regulation applied as of February 2017 and furthermore US$ 8 million revenues recognised due to the recovery of claims for machinery. The above was offset by (i) a lower degree of progress of the Availability Contract of the Turbo steam units signed with the Ministry of Electric Energy for US$ 77 million since the projects are in their final construction stages (ii) lower conversion income of US$ 15 million due to the 12.4% devaluation of the Argentine peso in relation to the US dollar.

Operating costs were in line with the same period of the year before.

Enel Generación Costanera’s Staff expenses increased principally due to lower labor capitalization of US$ 9 million.

Other expenses by nature of Enel Generación Costanera increased due to cleaning services and smaller maintenance costs valued at US$ 3 million.

• 11 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Enel Generación El Chocón: (Higher EBITDA of US$ 12 million, mainly due to a higher tariff remuneration stemming from the new 2017 regulation)

Operating revenues of Enel Generación El Chocón increased by US$ 16 million, mostly because of: a US$ 23 million increase due to tariff compensation income stemming from the new 19/2017 regulation applied as of February 2017, offset by a decrease in sale contracts of US$ 2 million and US$ 5 million as a result of the 12.4% devaluation of the Argentine peso in relation to the US dollar.

Operating costs increased by US$ 2 million mainly as a result of higher transport costs of US$ 1 million and other variable costs of US$ 1 million.

Staff expenses increased by US$ 1 million as a result of higher staff costs.

Other expenses by nature increased by US$ 1 million as a result of increased services and maintenance.

Central DockSud: (Higher EBITDA of US$ 20 million, mostly attributable to lower gas consumption costs and the effects of the new 19/2017 tariff regulations).

Dock Sud’s operating revenues decreased by US$ 40 million, or 31%, in 2017, which is explained by a decrease in (i) other services of US$ 102 million due to lower fuel recognitions by CAMMESA in relation to the same period of the year before plus (ii) lower conversion effects of US$ 14 million as a result the 12.4% devaluation of the Argentine peso in relation to the US dollar. The above was offset by (i) US$ 76 million increase in tariff remunerations stemming from the new 19/2017 regulation applied as of February 2017.

Dock Sud’s operating costs decreased by US$ 66 million, or 84.6 % in 2016, mainly due to lower gas consumption costs due to the fact that in 2017 CAMMESA settled this concept directly with  distributors for the amount of US$ 61 million and furthermore considering a US$ 7 million conversion as a result the 12.4% devaluation of the Argentine peso in relation to the US dollar. Offset by higher transport costs of US$ 2 million.

Dock Sud’s Staff expenses increased by US$ 1 million as a result of higher wages and social security costs.

Other expenses by nature increased by US$ 5 million as a result of an increase in machinery reparations and maintenance costs. .

Brazil

• 12 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 302 million in 2017 representing a US$ 31 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this 2017 results increase as of December 2017, as compared to the same period in 2016, are described below:

EGP Cachoeira Dourada S.A.: (lower EBITDA of US$ 9 million, mainly because of higher energy purchases in the market due to a higher demand).

EGP Cachoeira Dourada’s Operating revenues increased by US$ 218 million, or 76.3%, in 2017. This increase is mostly explained by (i) a US$ 187 million increase due to higher energy sales of 3,127 GWh related to a greater market demand. Additionally, (ii) there was a US$ 26 million increase due to the 8.4% appreciation of the Brazilian Real in relation to the US dollar. In addition, US$ 5 million more in other operating revenues from an energy compensation contract.

EGP Cachoeira Dourada’s Operating costs increased by US$ 223 million, or 149.6%, in 2017, mostly composed by (i) a US$ 208 million increase due to greater energy purchases given the rise of free clients’ demand as compared to 2016 and (ii) higher transportation expenses of US$ 1 million, mostly because of a greater market demand and (iii) US$ 14 million increase due to the 8.4% appreciation of the Brazilian Real in relation to the US dollar

EGP Cachoeira Dourada’s staff expenses increased by US$ 1 million mainly as a result of the 8.4% appreciation of the Brazilian Real in relation to the US dollar.

Other expenses by nature increased by US$ 2 million mainly as a result of the 8.4% appreciation of the Brazilian Real in relation to the US dollar.

Compañía Eléctrica de Fortaleza: (Higher EBITDA of US$ 22 million, mainly due to the appreciation of the Brazilian Real in relation to the US dollar)

Compañía Eléctrica de Fortaleza’s operating revenues increased by US$ 26 million mostly due to a US$ 21 million increase in energy sales due to (i) US$ 1 million from better average sale prices to distributors and (ii) US$ 20 million increase as a result of the 8.4 % appreciation of the Brazilian Real in relation to the US dollar. Furthermore, there was a US$ 5 million increase as a result of the Provin fiscal incentive recognition (Programa de Incentivo y Desarrollo Industrial).

• 13 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Compañía Eléctricade Fortaleza’s Operating costsincreased by US$ 4 million, or 2.9%, in 2017, because of an increase mainly attributable to (i) US$ 5 million increase in energy purchases, (ii) US$ 3 million from higher energy transport costs (iii) US$ 14 million increase due to the conversion effect as a result of the 8.4 % appreciation of the Brazilian Real in relation to the US dollar in relation to the same period of the previous year. The above was partially offset by lower fuel consumption of US$ 10 million corresponding to lower prices of US$ 7 million and lower consumption of US$ 3 million, and other variable supplies and services of US$ 8 million due to the negative effects of the fair value of the hedging instruments of the exchange rate differences in gas purchases occurring in 2016.

Compañía Eléctrica de Fortaleza’s staff expenses were in line with the same period of the previous year.

Compañía Eléctrica de Fortaleza’s Other expenses by nature decreased by US$ 1 million mainly due to maintenance services.

Enel Cien S.A.: (Higher EBITDA of US$ 9 million, mainly due to RAP increase according to the regulator’s dispatch and the appreciation of the Brazilian Real in relation to the US dollar).

Enel Cien’s operating revenues increased by US$ 12 million, or 14.9 % in 2017. This increase is mostly explained by the US$ 5 million increase in the Permitted Annual Income (RAP, according to its Portuguese acronym) pursuant to the regulator’s dispatches, and the US$ 7 million increase related to the conversion effect as a result of the 8.4 % appreciation of the Brazilian Real in relation to the US dollar

 .

Enel Cien’s Operating costs were in line with the same period of the previous year.

Enel Cien’s staff expenses increased by US$ 2 million due to the 8.4% appreciation of the Brazilian Real in relation to the US dollar.

Enel Cien’s other expenses by nature increased by US$ 1 million due to the 8.4% appreciation of the Brazilian Real in relation to the US dollar.

• 14 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Enel Green Power Volta Grande: (Company incorporated into the consolidation perimeter as of November 2017, when the effective  purchase took place. Its results as of December 31, 2017 register a positive EBITDA of US$ 7 Million.)

The Operating income of EGP Volta Grande equals US$ 7 million corresponding to energy sales for 137 GWh which took place as of the month of December 2017.

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 682 million in 2017, which represents a US$ 35 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results as of December 2017, as compared to the same period of the previous year, are described below:

Emgesa SA: (US$ 35 million higher EBITDA mostly because of lower average energy and fuel purchase prices).

Emgesa’s operating revenues increased by US$ 8 million, or 0.7 % in 2017. This increase is mostly explained by US$ 4 million higher revenues from energy sales of which US$ 21 correspond to higher physical sales of 141 Gwh and a US$ 37 million increase corresponding to the 3.2% appreciation of the Colombian peso in relation to the US dollar. The above was partially offset by US$ 42 million as a result of lower average sale prices and a US$ 12 million lower income for benefits due to thermal generation as registered in 2016.

In addition, other sales increased by US$ 4 million due to a greater volume of gas sold.

Emgesa’s operating costs dropped by US$ 37 million, or 8.6%, in 2017 composed mainly by (i) reduced energy purchases of US$ 36 million explained by: US$ 62 million  due to lower average prices (-$54/kWh) in the spot market offset by US$ 26 million in the purchase increase in the spot market of 344 GWh as a result of lower generation; (ii) a US$ 42 million decrease in fuel consumption composed by US$ 46 million for lower thermal generation in the Termozipa and Cartagena plants offset by a US$ 4 million increase due to higher average sale prices. These decreases were partially offset by (i) a US$18 million increase in transportation costs due to higher invoiced energy in the market, (ii) a US$ 8 million increase in other variable procurement and service expenses due mainly to a tax effect increase associated with  increased hydroelectric generation; and (iii) US$ 15 million increase due to the conversion effect as a result of the 3.2% appreciation of the Colombian peso in relation to the US dollar.

• 15 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Emgesa’s staff expenses increased by US$ 4 million mostly associated with higher salary costs.

Emgesa’s other expenses by nature increased by US$ 6 million, or 12.4 % in 2017, mainly due to non-profitable project punishment such as the Campo Hermoso project totaling US$ 2 million, the Agua Clara project totaling US$ 5 million, the Guaicaramo Project totaling US$ 3 million, and a US$ 2 million increase due to the conversion difference as a result of the 3.2% appreciation of the Colombian peso as compared to the US dollar. Offset by a US$ 6 million decrease in wealth tax as compared to the previous year.

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 311 million in 2017, which represents a US$ 71 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such an increase in the 2017 results up to December, as compared to those for 2016, are described below:

Enel Generación Perú S.A. (Edegel): (A higher EBITDA of US$ 78 million mostly because of higher incomes in tolls and weather emergency compensation and due to the effect of the cancellation of the Curibamba project recognized in 2016)

Enel Generación Perú’s operating revenues increased by US$ 62 million, or 11.6% in 2017. This increase is mostly explained by (i) US$ 26 million in higher revenues in tolls due to a higher free client acquisition, (ii) US$ 18 million  for the conversion effect originating in the 3.4 % appreciation of the Peruvian sol against the U.S. dollar and (iii) US$ 29 million and US$ 11 million respectively of other revenues, mainly insurance compensation for weather emergencies and the income from the loss of profit. The above was offset by US$ 22 million in lower energy sales explained by US$ 14 million related to the decline in average sales prices for the reduction of marginal costs, lower energy and power sales in the regulated market of US$ 8 million. This despite higher physical sales of 726 GWh as compared to the previous year.

Enel Generación Peru’s Operating costs increased by US$ 4 million, or 1.4%, in 2017. This was mostly composed by (i) a US$ 9 million increase in energy purchases, of which US$ 43 million correspond to lower effects of legal claims registered in 2016 offset by greater physical purchases on the spot market to meet the US$ 20 million demand, a US$ 7 million charge for higher electricity generation capacity and US$ 7 million in higher power consumption, (ii) lower fuel costs of US$ 13 million due to a lower gas consumption due to greater hydrological generation and US$ 5 million in lower fuel consumption due to gas pipeline maintenance in 2016. The foregoing was partially offset by higher transportation costs of US$ 20 million, US$ 2 million due to an increase in fines and penalties and a US$ 9 million increase in the conversion effect as a result of the 3.4% appreciation of the Peruvian sol against the US dollar.

• 16 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Enel Generación Perú‘s staff expenses increased by US$ 1 million due to salary costs.

Enel Generación Perú‘s other expenses by nature decreased by US$ 21 million or 40.9 % mostly because of the US$ 21 million recognition of the cancellation of the Curibamba project recognized in 2016.

Enel Generación Piura S.A.: (US$ 5 million lower EBITDA mainly due to lower physical energy sales and lower average sale prices).

Enel Generación Piura S.A.’s Operating revenues decreased by US$ 9 million, or 9.3%, in 2017. This decrease is mostly explained by (i) a US$ 15 million decrease in physical sales of 69 GWh due to a reduced demand; and (ii) a US$ 3 million decrease in lower average sale prices due to the reduction of marginal costs; (iii) lower gas sales of US$ 4 million due to a lower production. These decreases were partially offset by a US$ 11 million increase due to higher toll payments from free clients and a US$ 2 million increase due to the 3.4% appreciation of the Peruvian sol in relation to the US dollar.

Enel Generación Piura S.A’s operating costs decreased by US$ 4 million, or 9.4%, in 2017, mostly comprised by (i) a US$ 9 million decrease in fuel consumption, due to a lower injection of diesel oil because of better hydrological conditions offset by higher energy purchases of US$ 5 million in the spot market.

Enel Generación Piura S.A’s staff expenses were in line with the same period of the previous year.

Enel Generación Piura S.A’s other expenses by nature were in line with the same period of the previous year.

Chinango S.A.: (Lower EBITDA of US$ 2 million mainly due to lower physical sales of energy)

Chinango S.A’s Operating revenue decreased by US$ 2 Million, or 4.0%, in 2017. The decrease is mainly explained by lower energy sales in the spot market of US$ 4 million, offset by increased conversion effects of US$ 2 Million as a result of the 3.4% appreciation of the Peruvian sun in relation to the US dollar.

 Chinango S.A’s Operating costs were in line with the same period of the previous year.

Chinango S.A’s staff expenses were in line with the same period of the previous year.

Chinango S.A’s Other Expenses by nature were in line with the same period of the previous year.

• 17 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

DISTRIBUTION BUSINESS EBITDA:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (Lower EBITDA of US$ 14 Million mainly due to higher contingencies for quality and service fines on the part of the regulator and due to the conversion effects as a result of the devaluation of the Argentine peso in relation to the US dollar.)

EBITDA of our Argentinean subsidiary reached US$ 158 million in 2017, which represents a US$ 14 million decrease in relation to the same period of the previous year. The main variables that explain this decrease in the 2017 income, as compared to 2016, are described below:

Edesur’s operating revenue increased by US$ 295 million, or 30 % in 2017, mostly because of: (i) a US$ 474 million recognition of a greater revenue from energy sales as a result of the application of the new tariff review (Revisión Tarifaria Integral RTI) as published by Resolution No. 64 dated February 1, 2017 issued by the ENRE (Ministerio de Energía y Minería de la Secretaría de Energía Eléctrica); (ii) offset by US$ 63 million lower energy sales of 757 GWh and (iii) a US$ 13 million recognition of insurance income due to weather emergencies in December 2013. These increments were partially offset by: (i) US$ 24 million decrease in other operating revenue as a result of the application of Resolution No. 2/2016 issued by the ENRE on January 29, 2016 that  voided the old Resolution 32/15 whose results were registered only in January, 2016 and (ii) a US$ 105 million decrease caused by the 12.4 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 292 million, or 65 % mostly on account of: (i) a US$ 266 million in higher energy purchases mostly attributable to a US$ 291 million price  increase as a result of domestic inflation and offset by US$ 25 million from lower physical purchases of 715 GWh; (ii) a US$ 7 million increase in transportation costs and (iii) a US$ 67 million increase in other variable provisions and services mostly attributable to US$ 55 million in fines for service quality, US$ 3 million for generator rental and US$ 9 million for tax collection. This increment was partially offset by a US$ 48 million reduction caused by the 12.4 % devaluation of the Argentinean peso in relation to the US dollar.

Edesur’s staff expenses increased by US$ 6 million, as a consequence of a US$ 60 million increase in staff salaries as a result mainly of domestic inflation and a US$ 34 million decrease stemming from the activation of labor costs in construction works. The above was offset by a US$ 20 million decrease as a result of the 12.4 % devaluation of the Argentinean peso in relation to the US dollar.

• 18 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Edesur’s Other expenses by nature increased by US$ 11 million, mainly due to the increase in third party services, maintenance and network renewal, rental of lightweight vehicles of US$ 27 million, offset by a US$ 16 million decrease due to the conversion effects stemming from the 12.4% devaluation of the Argentine peso in relation to the American dollar.

Energy losses were in line with the prior period reaching 12 % of operating costs as of December or 2017. The number of Edesur clients as of December 2017 reached 2,529 million which represented an increase of 24,000 new clients, as compared to the same period of the previous year.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 648 million in 2017, which represents a US$ 233 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain such an increase in the 2017 income, as compared to the same period of 2016, are described below:

Enel Distribución Río S.A. (ex Ampla): (Higher EBITDA of US$ 69 million, mostly attributable to higher tariffs and conversion effects due to the appreciation of Brazilian real in relation to the US dollar).

Enel Distribución Rio’s operating revenue increased by US$ 361 million or 27.8 % in 2017 explained mostly by a US$ 246 million increase in revenues from energy sales attributable mainly to (i) a US$ 250 million increase in the conversion effects stemming from higher revenues due to tariff recovery; (ii) a US$ 84 million increase due to conversion effects as a result of the 8.4 % appreciation of the Brazilian real in relation to the US dollar; (iii) a US$ 11 million increase in revenue from measuring energy by meters and (iv) a US$27 million increase in revenue received from research and development and energy efficiency.

The foregoing was partially offset by (i) a sale decrease of 90 GWh equivalent to US$ 94 million, (ii) a US$ 21 million decrease for PIS/COFINS tax on sales and (iii) a US$ 11 million decrease from using the flag-tariff scheme.

Furthermore, a US$ 78 million increase in other services and other operating income mainly due to: (i) a US$ 69 million increase in tolls and transmission, (ii) a US$ 9 million increase due to the conversion effects as a result of the 8.4 % appreciation of the Brazilian real in relation to the US dollar.

A US$ 37 million increase in other operating revenues mainly due to (i) US$ 22 million revenues from the construction of the IFRIC 12 concession contracts (ii) a US$ 25 million increase due to the conversion effects as a result of the 8.4 % appreciation of the Brazilian real in relation to the US dollar. Partially offset by US$ 11 million lower income for mutual support.

• 19 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Enel Distribución Rio’s operating costs increased by US$ 311 million or 34.8 % in 2017, mostly explained by a US$ 210 million increase in energy purchases attributable to: (i) a US$ 236 million increase from higher energy purchases and hydrological risk costs, (ii) a US$ 50 million increase due to the conversion effects as a result of the 8.4 % appreciation of the Brazilian real in relation to the US dollar offset by (iii) a US$ 12 million decrease due to lower prices for regulated industrial tariffs and (iv) a US$ 17 million decrease in rates and taxes and (v) a US$ 47 million reduction as a result of improvements to the country’s electrical system. Additionally, a US$ 52 million increase in energy transportation costs attributable to: (i) a US$ 46 million increase in the use of basic networks given the existence of  higher thermal generation, (ii) a US$ 6 million increase as a result of the conversion effects of the 8.4 % appreciation of the Brazilian real in relation to the US dollar. Furthermore, a US$ 49 million increase in the costs of other variable supplies and services due mainly to the US$ 26 million effect of the conversion effects of the appreciation of the Brazilian Real in relation to the US dollar and a US$ 23 million increase in construction costs from concession contracts (IFRIC 12).

Enel Distribución Rio’s staff expenses increased by US$ 4 million which is mainly explained by a US$ 3 million decrease in higher labor activation costs offset by a US$ 2 million increase in wages, a US$ 5 million increase due to the conversion effects of the 8.4% appreciation of the Brazilian real in relation to the US dollar.

Other expenses by nature in Enel Distribución Río decreased by US$ 23 million mostly explained by lower provision costs for fiscal and labor legal procedures of US$ 16 million, US$ 15 million for lower maintenance costs by third parties, a US$ 11 million in assets written off in 2016 offset by a US$ 16 million increase in the conversion effects stemming from the 8.4 % appreciation of the Brazilian real in relation to the US dollar and a US$ 3 million increase from stock differences.

Energy losses increased by 0.9 p.p. reaching 20.3 % of the 2017 operating costs. As of December 2017, Enel Distribución Río had 3,030 million clients, which represented a 24,000 decrease as compared to the same period of the previous year.

Enel Distribución Ceará S.A. (ex Coelce): (Higher EBITDA of US$ 21 million, mostly attributable to higher tariffs and higher conversion effects due to appreciation of Brazilian real in relation to the US dollar).

The operating revenue of Enel Distribución Ceará increased by US$ 263 million, or 22.1 % in 2017, mostly due to a US$ 169 million increase from energy sales mainly attributable to: (i) a US$ 121 million increase due to a higher income from tariff recuperation; (ii) a US$ 89 million increase stemming from the conversion effects of the 8.4 % appreciation of the Brazilian real in relation to the US dollar; (iii) a US$ 22 million increase in revenue from measuring energy by meters and (iv) a US$ 15 million increase in revenue in subsidies for low income.

• 20 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

This was partially offset by (i) a US$ 11 million decrease in lower recovery costs from the use of thermal generation to mitigate hydrological risks; (ii) a US$ 10 million decrease in lower PIS/COFINS tax burden on sales; (iii) a US$ 16 million decrease due to lower physical sales of 106 GWh; and (iv) a US$ 41 million decrease for flag tariff recognition.

Additionally, a US$ 94 million increase in other services and other operating revenue mainly due to: (i) US$ 17 million increases in tolls and transmission, (ii) a US$ 20 million increase due to the conversion effects of the 8.4 % appreciation of the Brazilian real in relation to the US dollar; (iii) a US$ 57 million increase in revenue from the 12 IFRIC concession contracts.

The operating costs of Enel Distribución Ceará increased by US$ 228 million or 28.7 % in 2017, mostly explained by (i) a US$ 118 million increase from energy purchases attributed to: a US$ 125 million increase in higher purchases in the regulated and spot markets to cover the associated increased in demand, a US$ 56 million increase due to the conversion effects of the 8.4 % appreciation of the Brazilian real in relation to the US dollar offset by a US$ 53 million decrease due to lower prices in regulated industrial tariffs and a US$ 10 million decrease in PIS/CONS; (ii) a US$ 36 million increase in energy transmission costs; (iii) a US$ 74 million increase in the costs of other variable supplies and services mainly due to the US$ 17 million conversion effects of the Brazilian real in relation to the US dollar plus US$ 57 million increase in costs for the 12 IFRIC concession contracts.

Enel Distribución Ceará staff expenses increased by US$ 2 million mainly as a consequence of the conversion effects of the 8.4 % appreciation of the Brazilian real in relation to the US dollar of US$ 5 million plus US$ 1 million in higher staff costs, offset by a US$ 4 million increase in workforce activated as a result of new projects.

Enel Distribución Ceará’s other expenses by nature increased by US$ 12 million, or 11.9 % in 2017, mostly because of (i) a US$ 11 million increase in higher third party service costs for line and network maintenance and civil litigation (ii) a US$ 9 million increase as a result of the conversion effects of the 8.4 % appreciation of the Brazilian real in relation to the US dollar. The foregoing offset by a US$ 8 million decrease in lower asset write-off recognized in 2016.

Energy losses during 2017 increased by 1.4 p.p. reaching 13.9 % of operating costs. As of December 2017, Enel Distribución Ceará had 4,017 million clients, which represented an increase of 127,000 new clients as compared to the same period of the previous year.

• 21 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Celg Distribución S.A.: (company registered in the consolidation perimeter as of February 14, 2017 since that was the date on which the purchase was made. A positive EBITDA of US$ 143 million as of December 31, 2017.)

Celg Distribución S.A.’s Operating revenue reached US$ 1,536 million, made up by (i) US$ 1,178 million from energy sales equivalent to 12,264 GWh, (ii) other services of US$ 102 million which mainly correspond to the revenue from tolls and transmission of US$ 71 million, infrastructure rental of US$ 8 million, US$ 23 million services offered to consumer units, and (iii) other operating revenue of US$ 256 million corresponding mainly to income from the construction of the 12 IFRIC concession contracts for US$ 239 million and US$ 17 million in regulatory fines and penalties.

Celg Distribución S.A.’s operating costs reached US$ 1,133 million, made up of (i) US$ 796 million in energy purchases to meet the demand, (ii) US$ 75 million transportation costs and (iii) other variable supplies and services of US$ 262 million corresponding mainly to the construction costs of the 12 IFRIC concession contracts of US$ 241 million and US$ 21 million in regulatory sanctions.

Celg Distribución S.A.’s staff costs totalled US$ 108 million including US$ 51 million provisions for the voluntary retirement plan.

Celg Distribución S.A.’s other expenses by nature reached US$ 151 million corresponding mainly to higher third party service costs for line and network maintenance and other services.

Energy losses totalled 11.7% of operating costs in 2017. The number of Celg’s clients reached 2,928 million as of December 2017.

Colombia

EBITDA of our subsidiary Codensa in Colombia reached US$ 521 million in 2017, which represents a US$ 69 million increase in relation to the same period of the previous year. The main variables that explain such increase in the 2017 result as of December 2017 as compared to 2016, are described below:

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Codensa S.A.: (Higher EBITDA of US$ 69 million mostly explained by a higher revenue from better average sale prices and higher physical sales).

Codensa’s operating revenue increased by US$ 177 million or 12.9 % in 2017 because of (i) a US$ 81 million increase in 158 GWh of physical sales, (ii) a US$ 23 million increase mainly due to higher tariffs due to the inflation effect , (iii) a US$ 10 million increase in revenues from other services mainly made up of income from tolls and transmission due to higher rates because of inflation; (iv) a US$ 24 million for the concept of infrastructure rentals, equipment installation and commissions from collections and (v) finally, a US$ 45 increase as a result of the conversion effects of the 3.2 % appreciation of the Colombian peso in relation to the US dollar. The foregoing offset by a lower recognition of other operating revenue as a result of the acquisition of Cuindinamarca in 2016 for US$ 6 million.

Codensa’s operating costs increased by US$ 85 million or 10.8 % in 2017, mainly explained by (i) a US$ 52 million increase in higher energy purchase of 272 GWh compared to the previous year offset by a US $ 27 million decrease in lower average prices; (ii) a US$ 23 million increase in transportation costs made up mainly by an increase in energy transportation costs of US$ 82 million offset by a lower use of networks of US$ 59 million, and (iii) a US$11 million increase in costs of other variable supplies and services as a result of higher costs related to new business. Additionally, a US$ 26 million increase as a result of the conversion effects of the 3.2 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s staff expenses increased by US$ 3 million, or 6.8 % in 2017, as a consequence of (i) a US$ 6 million expense reduction mainly explained by higher labor costs in construction works; (ii) a US$ 8 million increase in salaries and wages and (iii) a US$ 1 million increase as a result of the conversion effects of the 3.2 % appreciation of the Colombian peso in relation to the US dollar.

Codensa’s other expenses by nature increased by US$ 20 million, or 23.8 % in 2017 mostly due to  (i) a US$ 7 million increase in agreement costs for collection and other services and (ii) a US$ 14 million increase in higher third party service costs for line and network maintenance and others. Additionally, a US$ 2 million increase as a result of the conversion effects of the 3.2 % appreciation of the Colombian peso in relation to the US dollar.

The above was partially offset by a US$ 3 million reduction caused by lower wealth tax costs in relation to the same period of the previous year.

The 2017 energy losses increased by 0.7 p.p. reaching 7.8% of operating costs. Codensa had 3,340 million clients as of December 2017 which represents an increase of 92,000 new clients, as compared to the same period of the previous year.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Peru

EBITDA of our Enel Distribución Perú S.A. subsidiary reached US$ 230 million in 2017 which represents a US$ 19 million increase in relation to the same period of the previous year. The main variables that explain this increase in the 2017 income, as compared to that of the year 2016, are described below:

Enel Distribución Peru S.A. (former Edelnor): ( Higher EBITDA of US$ 19 million mainly due to an increase in transmission tolls and the appreciation of the Peruvian Sol in relation to the US dollar).

Enel Distribución Perú operating revenue increased by US$ 17 million due to (i) a US$ 3 million increase in toll collection; (ii) increase in networks installation for US$4 million and (iii)ba US$ 30 million increase as a result of the conversion effects due to the 3.4 % appreciation of the Peruvian Sol in relation to the US dollar partially offset by a US$ 11 million decrease in average sale prices and a US$ 9 million decrease mainly explained by the migration of medium voltage clients to free clients. .

Enel Distribución Perú’s operating costs increased by US$ 2 million mostly explained by a US$ 20 million decrease in energy purchases due to lower physical purchases of energy for US$ 3 million and lower unitary purchase costs of US$ 17 million offset in part by a US$ 22 million increase in costs as a result of the conversion effects due to the 3.4 % appreciation of the Peruvian sol in relation to the US dollar.

Enel Distribución Perú’s staff expenses decreased by US$ 2 million due to workforce activation in investment projects.

Enel Distribución Perú’s other expenses by nature increased by US$ 2 million due to higher third party services.

Energy losses increased by 0.4 p.p. reaching 8.2 % of operating costs in 2017. Enel Distribución Perú had 1,397 million clients as of 2017, which represents an increase of 30,000 new clients, as compared to the same period of the previous year.

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group that comprises the operations of the activities that continued during the periods ended as of December 31, 2017 and 2016.

• 24 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

	As of December 31, 2017			As of December 31, 2016
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	171	(56)	115	136	(45)	91
Brazil	302	(40)	262	271	(31)	240
Colombia	682	(71)	611	647	(96)	551
Peru	311	(83)	228	240	(69)	171
Total Generation and Transmission	1,466	(250)	1,216	1,294	(241)	1,053

Distribution
Argentina	158	(7)	151	172	(30)	142
Brazil	648	(307)	342	415	(216)	199
Colombia	521	(109)	412	452	(89)	363
Peru	230	(56)	174	211	(47)	164
Total Distribution	1,557	(478)	1,079	1,250	(382)	868
Less: consolidation adjustments and other activities	(76)	-	(76)	(114)	(7)	(121)
Total Consolidated Enel Américas	2,947	(728)	2,219	2,430	(630)	1,800

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 728 million in 2017, which represents a US$ 98 million increase  in relation to the same period of 2016.

Depreciation and amortization reached US$ 648 million in 2017 representing a US$ 175 million increase compared to same period of 2016. The former is explained mainly by: (i) a US$ 122 million increase in the Grupo Enel Brasil that includes the incorporation of Celg Distribución S.A. as of February 14, 2017 of US$ 84 million, Enel Distribución Rio of US$ 13 million due to higher activations, Enel Distribución Ceará of US$ 6 million due to higher activations, Compañía Eléctrica de Fortaleza of US$ 5 million due to higher activations, the difference is due to the conversion effects of the Brazilian real in relation to the US Dollar of US$ 14 million; (ii) a US$ 23 million increase in Colombia as a result of higher depreciation in Emgesa of US$ 6 million due to higher activations of thermal installations, Codensa of US$ 14 million due to the increase in the substations, lines and networks and additionally , US$ 3 million due to the conversion effects of the Colombian peso in relation to the US dollar and (iii) a US$ 14 million increase in Enel Generación Costanera due to higher depreciations in Siemens and Mitsubishi combined cycles and Edesur of US$ 6 million due to greater activations; and (iv) a US$ 3 million increase in Enel Distribución Perú due to higher activations, and a US$ 6 million stemming from the conversion effects of the Peruvian sol in relation to the US dollar.

• 25 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

At the same time, impairmentreached US$ 80 million in 2017, representing a US$  77 million decrease in relation to the same period of 2016, explained mostly by: (i) US$ 19 million in Celg Distribución S.A. due to its incorporation as of February 14, 2017, and (ii) a US$ 10 million increase due to the deterioration of the Callahuanca facility of Enel Generación Peru due to the weather emergency that took place in Peru offset by US$ 3 million excess provision reversal in Cajamarquilla, (iii) a US$ 3 million increase in Enel Generación Piura for uncollectibility, and (iv) US$ 3 million in Enel Distribución Peru for uncollectibility. All the above was offset by (i) a US$ 19 million decrease in Enel Distribución Ceará due to lower provisions for uncollectibility in relation to 2016, (ii) Edesur for US$ 29 million mainly due to fixed assets impairment reversal US$ 55 million, partially offset by higher provisions for uncollectibility for US$ 26 million (iii) US$ 23 million in Enel Distribución Rio due to lower provisions for uncoectibillity as compared to 2016, and (iv) US$ 36 million in Emgesa for uncollectibility recognition of Electrocaribe in 2016.

The following table shows the consolidated non-operating income from continued activities for the periods ended December 31, 2017 and 2016:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of December 31
	2017	2016	Variation	Variation
	(US$ million)%
Financial Income
Argentina	88	62	26	41.9
Brazil	179	140	39	27.9
Colombia	19	24	(5)	(20.8)
Peru	9	7	2	28.6
Consolidation adjustments and other activities	(1)	44	(45)	(102.3)
Total Financial Income	294	277	17	6.1
Financial Costs
Argentina	(265)	(249)	(16)	(6.4)
Brazil	(361)	(232)	(129)	(55.6)
Colombia	(194)	(222)	28	12.6
Peru	(42)	(40)	(2)	(5.0)
Consolidation adjustments and other activities	(8)	(31)	23	74.2
Total Financial Costs	(870)	(774)	(96)	(12.4)
Foreign currency exchange differences, net
Argentina	32	33	(1)	(3.0)
Brazil	(43)	9	(52)	(577.8)
Colombia	(1)	-	(1)	100.0
Peru	(1)	(1)	-	-
Consolidation adjustments and other activities	7	18	(11)	61.1
Total Foreign currency exchange differences, net	(6)	59	(65)	(110.2)
Gain (Loss) for indexed assets and liabilities (1)	-	(1)	1	100.0
Net Financial Income Enel Américas	(582)	(439)	(143)	(32.6)

• 26 •

-

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

	As of December 31
	2017	2016	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	-	-	-	-
Brazil	1	(1)	2	-
Colombia	-	(15)	15	(100.0)
Peru	4	28	(24)	100.0
Menos: Ajustes de consolidación y otras actividades de negocio	1	0	1	-
Total Other Gain (Losses)	6	12	(6)	-
Share of profit (loss) of associates accounted for using the equity method
Argentina	2	-	2	100.0
Brazil	-	-	-	-
Colombia	-	1	(1)	(100.0)
Peru	-	-	-	-
Less: consolidation adjustments and other activities	1	1	(0)	100.0
Total Share of profit (loss) of associates accounted for using the equity method	3	3	0	100.0

Total Non Operating Income	9	15	(6)	40.0

Net Income Before Taxes	1,646	1,376	270	19.6
Income Tax
Enel Américas (holding)	(28)	18	(46)	(255.6)
Argentina	27	(45)	72	160.0
Brazil	(67)	(70)	3	4.3
Colombia	(337)	(293)	(44)	(15.0)
Peru	(114)	(141)	27	19.1
Total Income Tax	(519)	(531)	12	2.3
Net Income after taxes	1,127	845	282	33.4
Profit (Loss) from discontinued operations, after taxes	-	170	(170)	(100.0)
Net Income	1,127	1,015	112	10.9
Net Income attributable to owners of parent	709	567	142	25.0
Net income attributable to non-controlling interest	418	448	(30)	(6.7)

Financial Income

Financial income reached a US$ 582 million loss as of December 2017, which represents a US$ 143 million decrease in relation to the US$ 439 million loss registered in the same period of 2016. The foregoing is mostly explained by:

a)    Higher financial income of US $ 17 million as of December 2017 mainly attributable a: (i) a US$ 7 million increase in Edesur due to higher income interest recognition on term deposits and arrear interests (ii) a US$ 15 million from Enel Distribución Rio corresponding to the recognition of immunity on the Cofins tax totaling US$ 46 million from the 1992 and 1996 periods, US$ 20 million lower recognition of IFRIC 12 and a US$ 11 million decrease for lower term deposits and tax credits and lower financial upgrade  of fiscal credits; (iii) US$ 19 million from Celg Distribución S.A. incorporated  on February 14, 2017 which corresponds to clients’ arrears interests, (iv) a US$ 9 million increase from Central Dock Sud mainly arrear interests charged to Cammesa, (v) a US$ 6 million increase from Enel Generación Costanera from the term deposits performance (vi) a US$ 10 million increase from Enel Brasil for higher income on term deposits. The above was offset by a US$ 13 million decrease in Enel Distribución Ceará due to lower interest income recognition

• 27 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

corresponding to IFRIC 12 of US$ 4 million and lower recognition of financial income of US$ 9million from term deposits and a US$ 36 million decrease from income on term deposits in Enel Americás.

(b) Higher financial expenses of US$ 96 million mainly due to: (i) higher financial expenses of US$ 91 million in Celg Distribución SA due to the incorporation into the consolidation perimeter as of February 14, 2017, (ii) US$ 25 million in higher expenses in Enel Distribución Rio mainly due to the US$ 30 million settlement of the portfolio sale, US$ 10 million increase in expenses of regulated asset and liabilities and US$ 2 million  for interest accrual from bank loans, offset by US$ 17 million lower accrual from bond interests; (iii) a US$ 3 million increase in interests earned on the Yankee Bond debt of Enel Américas and (iv) a US$ 6 million in Enel Generación Costanera corresponding to the accrued interest from Cammesa; (v) a US$ 5 million increase in Enel Brasil due to  tax increase for financial operations and bank charges (vi) a US$ 26 million increase in Edesur which is explained mainly by US$ 23 million increase due to the 12.4% devaluation of the Argentine peso in relation to the US dollar, a US$ 30 million increase from financial provisions from litigation and fines, offset by a US$ 20 million decrease for financial expense activation due to the completion of the project registered in 2016,  a US$ 7 million decrease in mutual expenses in CAMMESA and finally (vii) a US$ 5 million increase in Codensa for higher interest recognition from loans and bonds.

The above is offset by (i) US$ 42 million of lower financial costs in Emgesa due to a decrease of interest from bonds related to the Quimbo project, (ii) US$ 13 million in lower expenses  from the interest reversal on tax debts in Enel Generación El Chocón; (iii) lower financial expense from the Cammesa debt in Central Dock Sud of US$ 4 million (iv) lower financial expense in Enel Distribución Ceará of US$ 18 million due to lower interest accrual and the upgrade  of financial contingencies. The difference corresponds to the US$ 12 million increase in financial costs due to the conversion effects.

(c) Lower income from foreign exchange differences of US$ 65 million mainly explained by: (i) negative exchange differences in Enel Generación El Chocón of US$ 5 million and Central Dock Sud of US$ 5 million mainly from accounts receivable from Central Vuelta Obligado (VOSA), (ii) a US$ 37 million loss in Enel Brasil mainly from mutual contracts with Enel Américas and (iii) a US$ 16 million loss in Enel Distribución Rio from bank loans and a US$ 2 million in Enel Americás due to exchange differences in forward contracts.

• 28 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Corporate taxes

The gains tax imposed on companies’ profits decreased its loss by US$ 12 million, or 2.3% in 2017, which is mainly explained by (i) a US$ 44 million increase in (Holding Enel Americás) attributable to US$ 96 million spending increase in  2017 due to the exchange rate effect in foreign investments recognized in 2016 as profits, a US$ 55 million expenditure increase due to price -level restatement recognized in 2016 as  profit, offset by US$ 107 million revenue from a higher recognition of tax credits; (ii) US$ 34 million increase in tax expenses in Colombian subsidiaries in Emgesa and US$ 10 million in Codensa, mainly due to better financial result compared to last year, (iii) a US$ 7 million increase in expenses in Central Dock Sud explained mainly by a US$ 15 million increase in tax due to higher revenues, offset by US$ 5 million for profit effect due to a change in rates, US$ 3 million of lower provision from deferred taxes.

This is offset by (i) a US$ 47 million decrease in Edesur due to a higher recognition of tax gains related to a US$ 12 million income increase, a U$ 9 million increase due to exchange rates, offset by an income for deferred taxes of US$ 68 million due to recognition of tax loss, (ii) a US$ 27 million decrease in Enel Generación El Chocón is explained by a US$ 9 million effect from a positive tax rate change as of 2018, a US$ 27 million recognition from deferred income from tax contingencies, offset by a US$ 9 million increase in income taxes due to a higher income, (iii) a US$ 5 million decrease in Enel Generación Costanera explained mainly by US$ 1 million for exchange rates recognition, US$ 4 million for tax recovery on earnings generated in 2016, (iv) a US$ 20 million decrease in Enel Generación Peru from deferred taxes due to a depreciation rate difference , and (v) a US$ 6 million decrease in Chinango of a US$ 8 million lower tax base due to the sale of a high line voltage recognized in 2016 offset by a US$ 2 million increase in expenditure due to differences in depreciation rates.

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	As of December 31
	2017	2016	Variation	Variation
	(US$ million)%

Current Assets	4,545	4,776	(231)	(4.8)
Non current Assets	15,624	12,075	3,549	29.4

Total Assets	20,169	16,851	3,318	19.7

Enel Américas’ total assets as of December 31, 2017 increased by US$ 3,318 million as compared to total assets on December 31, 2016, mainly as a result of:

• 29 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

       Current assets decreased by US$ 231 million, equivalent to 4.8%, mostly explained by:

•         A US$ 1,217 million decrease in cash and cash equivalents, composed mostly of (i) a US$ 1,273 million decrease in Enel Américas SA (Holding entity) due to  US$ 1,037 million capital increase in Enel Brasil  for the purchase of Celg Distribuidora S.A. equivalent to US$ 720 million and US$ 436 million for the purchase of EGP Volta Grande, for US$ 375 million loans to Enel Brasil, US$ 287 million for dividend payment offset by US$ 39 million from the settlement of forward contracts, US$ 324 million income from dividends from subsidiaries  and US$ 65 million from tax returns, (ii) a US$ 26 million decrease in Emgesa mainly for tax, supplier, bonds and dividend payments net of revenue from customers and obtaining new bank loans (iii) a US$ 53 million decrease in Edesur mainly for supplier payment net of collection from customers and a decrease in deposits, (iv) a US$ 32 million decrease in Codensa mainly for tax, bank loan and bond payment net of customer collection, bond issuance and obtaining bank loans and (v) a US$ 75 million decrease in Grupo Enel Generación Peru mainly for the payment of taxes, suppliers and bank loans net of revenue from customers, the above includes a US$ 25 million insurance compensation; (vi) and a US$ 29 million decrease in Chinango mainly from the payment of loans and suppliers net of customer collection.

All of the above was partially offset by (i) US$ 64 million in Grupo Enel Argentina for increased revenue from energy sales deriving from resolution 19/2017 for income recognition from generators net of payment to suppliers and loans, (ii) a US$ 172 million increase in Grupo Enel Brasil mainly due to  US $ 1,037 million capital increase received from Enel Americás S.A., USD 375 million loans received from Enel Americásr, a US$ 338 million increase in loans and bonds obtained net of payments, a US$ 370 million increase from operation flows. All the above was offset by a US$ 1,156 million decrease in payments for the acquisition of Celg and Volta Grande, for the US$ 711 million purchase of assets and intangibles and US$ 73 million dividend payments, (iii) a US$ 13 million increase in Central Dock Sud mainly from higher revenues net of purchases from suppliers, (iv) a US$ 13 million increase in Enel Distribución Peru from higher sales and bond issuance net of payments to suppliers and dividends and (v) a US$ 10 million increase in Enel Generación Piura from a higher customer collection net of payments to suppliers and dividend payments.

•         A US$ 927 million increase in Commercial receivables and other current accounts receivable corresponding  mainly to an increase in (i) Grupo Enel Brasil S. A. of US$ 811 including the incorporation of Celg Distribuidora S.A. of US$ 502 million and EGP Volta Grande of US$ 11 million, while the difference corresponds to US$ 75 million higher accounts receivable in Enel

• 30 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Distribución Ceará, EGP Cachoeira Dourada of US$ 77 million and Enel Distribución Rio of US$ 142 million mainly from higher accounts receivable from customers, (ii) a US$ 65 million increase in Edesur mainly as a result of the application of the new tariff regime (iii) a US$ 35 million increase in Emgesa for increased commercial accounts receivable due to an increase in energy sales, iv) a US$ 8 million increase in accounts receivable in Enel Generación El Chocón due to a sale increase, (v) a US$ 6 million in Central Dock Sud from an energy sales increase (vi) a US$ 30 million increase in Enel Generación Peru mainly due to accounts receivable from the recognition of loss of profits and claims compensation, (vii) a US$ 2 million increase in Codensa from energy sales. All the above offset by US$ 35 million lower accounts receivable in Enel Distribución Peru  due to portfolio factoring.

•         US$ 147 million Stock increase  that corresponds mainly to an increase in (i) Grupo Enel Brasil S. A. of US$ 132 million including the incorporation of Celg Distribuidora S.A., (ii) a US$ 4 million increase in stocks in Codensa due to the purchase of materials for infrastructure maintenance, (iii) US$ 2 million purchase of liquid fuels and coal in Emgesa, iv) US$ 5 million increase in materials purchase in Edesur and V) a US$ 2 million increase in the purchase of electrical materials in Enel Distribución Peru.

•         A US$ 76 million decrease in Current tax assets which corresponds mainly to a US$ 79 million decrease in Enel Americás Holding due to the application  of tax credits for dividends received from foreign subsidiaries of US$ 45 million offset by lower PPM recognition of US$ 34 million and a US$ 3 million increase in Enel Brasil from tax credits.

       Increase of Non-current assets of US$ 3.549 million, equivalent to 29.4%, mainly due to:

•         A US$ 723 million increase in Other non-current financial assets mainly due to an increase in accounts receivable as a result of the termination of the IFRIC12 concession in Brazilian distributors Enel Distribución Rio and Enel Distribución Ceará due to higher activations during the period totaling US$ 247 million plus the effect of the year’s US$ 36 million financial upgrade. Additionally, a US$ 39 million increase from the incorporation of Celg Distribuidora S.A. to the consolidation perimeter and US$ 416 million from the incorporation of EGP Volta Grande into the consolidation perimeter from financial assets from the concession plus derivative market value of US$ 9 million in Compañía Eléctrica Fortaleza and Enel Brasil. The above was offset by a US$ 29 million decrease related to the conversion effect of the Brazilian Real in relation to the US dollar from accounts receivable due to the termination of the IFRIC12 concession in Brazilian distributors.

• 31 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

•         A US$ 356 million iincrease in Other Non-financial and Non-current assets mainly due to the incorporation of Celg Distribuidora S.A. totaling US$ 332 million which contain US$ 49 million legal deposits and accounts receivable from the FUNAC Contributions Fund by Celg Distribuidora S.A. reaching US$ 283 Million, a US$ 7 million increase in legal deposits in Enel Distribución Rio and a US$ 12 million increase in legal deposits in Enel Distribución Ceara.

•         A US$ 176 million increase in Receivables and other non-current receivables mainly from a US$ 186 million increase in Grupo Enel Brasil principally due to the incorporation of US$ 160 million in assets of Celg Distribuidora S. A  and US$ 26 Million in Enel Distribución Rio and Enel Distribución Ceará, a US$ 12 million increase for regulatory assets upgrade in Enel Generación El Chocón for lower accounts receivable from Foninvemem.

•         A US$ 1,872 increase in Intangible assets other than goodwill mainly explained by: principally new investments made during 2017 totaling US$ 2,695 million corresponding to US$ 349 million in Enel Distribución Rio, US$ 249 million in Enel Distribución Ceará, US$ 19 million in Codensa, US$ 11 million in Edesur plus other investments totaling US$ 16 million and finally investments additions of US$ 227 million in Celg Distribución S.A. after its incorporation in February, 2017. Furthermore, US$ 1,824 million of the value of assets of Celg Distribución S.A. which includes PPA value assigned to intangible assets from the purchase of this company (PPP US$ 1,305 million). These increases were partially offset by: (i) US$ 241 million from amortization and impairment during the period, ii) US$ 490 million from the transfer of IFRIC 12 financial assets in Enel Distribución Rio, Enel Distribución Ceará and Celg Distribution ; (iii)  Project cancellation in Emgesa of the US$ 2 Million Campo Hermoso project, US$ 5 million Agua Clara project and US$ 3 million in Guaicaramo  and finally (iv) a US$ 82 million decrease from the conversions differences due to different functional currencies of the companies in the countries where we operate.

•         Increase in Property, plants and equipment of US$ 399 million due to: (i) Increase of US$ 839 of new investments materialized during the period including the incorporation of the US$ 13 million assets of Celg Distribuidora S.A. and (ii) a US$ 55 million impairment reversal in Edesur, and (iii) other movements totalling US$ 6 million. These increases were partially offset by (i) US$ 408 million in depreciation for the year and (ii) US$ 10 million in Enel Generación Peru for the deterioration of the Callahuanca installations due to a weather emergency, and (iii) a US$ 83 million decrease corresponding to the conversion effects of different functional currencies of the companies in the countries where we operate.

• 32 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Liabilities and Equity	As of December 31
	2017	2016	Variation	Variation
	(US$ million)%

Current Liabilities	4,934	3,822	1,112	29
Non Current Liabilities	6,956	5,149	1,807	35

Total Equity	8,279	7,880	399	5
attributable to owners of parent company	6,481	6,200	281	5
attributable to non-controlling interest	1,798	1,680	118	7

Total Liabilities and Equity	20,169	16,851	3,318	19.7

       Enel Américas’ total liabilities and equity as of December 31, 2017 increased by US$ 3,318 million as compared to the total liabilities and equity as of December 31, 2016, mostly attributable to:

       Current liabilities increased by US$ 1,112 Million, explained mainly by:

•         A US$ 64 million decrease in Other current financial liabilities which is basically explained by a US$ 39 million decrease in Codensa due to the payment of bonds, a US$ 34 million decrease in Enel Generación Peru for the payment of bank loans and the last leasing net of long term debt transfer, a US$ 78 million decrease in Enel Distribución Rio for net payment of long term debt transfer.  The foregoing was partially offset by a US$ 21 million increase in Enel Distribución Ceará for long term debt payment transfers net of bond and loan payments, a US$ 49 million incorporation into the consolidation perimeter of Celg Distribuidora S.A., a US$ 5 million increase in Enel Distribución Peru for the long term transfer of loans and bonds net of loan and bond payments, a US$ 5 million increase in Chinango from long term debt transfer net of debt amortization; and a US$ 7 million increase In Enel Generación Piura from long-term debt transfers net of loan amortization.

•         A US$ 1,081 increase in Commercial accounts and other current accounts payable which is essentially explained by a US$ 944 million increase in Grupo Enel Brasil mainly due to the US$ 615 million incorporation into the consolidation perimeter of Celg Distribuidora S.A.  for supplier debts for energy purchases and other accounts payable, a US$ 94 million increase in Enel Distribución Rio mainly for sector assets and liabilities and accounts payable for energy, a US$ 96 million increase in Enel Distribución Ceará for accounts payable for hired energy as well as sector assets and liabilities, a US$ 14 million increase in Compania Electrica Fortaleza for accounts payable to energy suppliers, a US$ 119 million increase in Enel Generación Cachoeira for accounts payable to

• 33 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

energy suppliers for energy purchases totaling US$ 57 and US$ 62 million accounts payable for fuels, a US$ 104 million increase in Edesur mainly for the Cammesa debt including fines, a US$ 45 million increase in Codensa for accounts payable to suppliers and dividends to third parties, a US$ 40 million increase in Enel Generación Costanera mainly for accounts payable to Cammesa and Mitsubishi, a US$ 4 million increase in Enel Américas for third-party dividends and payments to suppliers, a US$ 4 million increase in Central Dock Sud for accounts payable to suppliers. All of the above offset by a US$ 35 million decrease in Enel Generación Perú for lower accounts payable to suppliers, a US$ 25 million decrease in Emgesa mainly due to a decrease of impergilo payments and lower accounts payable to suppliers.

•         A US$ 58 million decrease in current accounts payable to related entities, mainly due to lower accounts payable to Enel SpA for the payment of dividends and other services.

A US$ 91 million increase of Other current provisions mainly due to a US$ 62 million increase in Edesur principally stemming from the upgrade of fines for service quality issued by the Argentine Regulatory Body, a US$ 43 million increase in Enel Generación Perú that is explained mainly by contingency provisions, a US$ 9 million increase in Enel Distribución Ceará due to increasing regulatory provisions, a US$ 3 million increase Emgesa from Environmental provisions. The foregoing was partially offset by a US$ 17 million decrease in Enel Américas due to tax provisions for contributions in Argentina in 2016, a US$ 11 million decrease from a lower tax provision in Enel Generación El Chocón.

•         A US$ 29 million decrease in Current Tax Liabilities mainly attributable to iincome tax settlement for the previous year and a US$ 27 million new tax payment plan in Enel Generación El Chocón, a US$ 15 million decrease in EGP Cachoeira Dourada for tax payments the year before. All of the above was offset by a US$ 9 million increase in income tax in Edesur and a US$ 4 million increase in tax payable in Central Dock Sud.

•          A US$ 25 million decrease of Other current non-financial liabilities mainly attributable to income received in Enel Distribución Peru for network movement.

• 34 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

       Non-current liabilities increased by US$ 1,807 million, equivalent to a 35.1 % variation mostly attributable to:

•         A US$ 769 increase in Other financial non-current liabilities (financial debt and derivatives) mostly explained by (i) A US$ 775 million increase in Grupo Enel Brasil S. A. mainly due to the incorporation of Celg Distribuidora S.A into the consolidation perimeter of US$ 299 million for bank loans, a US$ 261 million for the incorporation of EGP Volta Grande into the consolidation perimeter, a US$ 60 million loan increase in Compañía Eléctrica Fortaleza, US$ 109 million iincrease in Enel Distriucion Rio for bond issuance and a US$ 37 million in Enel Distribución Ceará for bond issuance ii) a US$ 113 million increase in Codensa corresponding to the New Series  E-2, E-5 and E7 bond issues. The above offset by i) a US$ 9 million decrease in Enel Generación Perú for short-term bond transfer, (ii) a US$ 77 million decrease in Emgesa for bank loan capital payment and short term transfer, (iii) a US$ 27 million decrease in Chinango S.A. for short term debt transfer (iv) a US$ 6 million decrease in Enel Generación Piura S.A. of short-term debt transfer offset by increased leasing debts.

•         A US$ 548 million increase in Other non-current accounts payable mostly explained by (i) a US$ 14 million in Enel Generación El Chocón gains tax payment plan (ii) a US$ 563 million increase in Grupo Enel Brasil S.A. mainly due to the incorporation of Celg Distribuidora S. A. of US$ 534 million of energy purchase debts and other liabilities payable, a US$ 13 million increase in regulatory assets and liabilities in Enel Distribución Rio and US$ 16 million in Enel Distribución Ceará. The foregoing offset by (iii) US$ 13 million in Edesur which includes a US$ 35 million increase in mutuals for Cammesa and a US$ 48 million decrease due to the conversion effect and a US$ 16 million decrease in Central Dock Sud stemming from the decrease in loan payments with Cammesa.

•         A US$ 312 million increase in Other non-current provisions mainly due to the incorporation of Celg Distribuidora S.A. of US$ 311 million mainly from provisions of civil, labor and tax legal procedures, (Includes US$ 285 million Funac), a US$ 17 million increase in labor and non-labor provisions in Enel Distribución Rio, a US$ 8 million increase in public service provisions in Codensa, a US$ 5 million increase in legal procedures in Edesur. The foregoing offset by a US$ 12 million decrease in provisions in Enel Distribución Ceará for payments made and environmental liabilities, a US$ 17 million decrease in Emgesa for short-term transfer.

•         A US$ 126 million increase in liabilities from deferred taxes mainly for US$ 113 million by the recognition of tax deferred as a result of the incorporation of Celg Distribuidora S.A.and US$ 11 million increase due todeferred taxes in Emgesa.

• 35 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

•         A US$ 48 million increase in Non-current provisions for employee benefits, mostly explained by the incorporation of Celg Distribución S.A. into the consolidation perimeter.

       The Company’s Total Equity increased by US$ 399 million, mostly attributable to:

•         The Equity attributable to the property (shareholders) of the controller increased by US$ 281 million mostly due to (i) a US$ 102 million decrease in other reserves composed mainly by a decrease in the difference reserves related to the conversion from exchange of US$ 65 million, a decrease of other reserves for US$ 45 million minority purchases in Peru and a US$ 8 million increase of cash flow coverage reserve , (ii) a US$ 326 million decrease in dividend payments, and (iii) a US$ 709 million increase from profits for the year.

•         Non-controlling shareholdings increased by US$ 118 million mostly explained by (i) a US$ 230 million decrease due to the payment of dividends, (ii) a US$ 32 million decrease in integral results and (iii) a US$ 38 million decrease for minority purchases. These decreases were partially offset by a US$ 418 million increase for the recognition of profits earned in 2017.

• 36 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

The development of the main financial indicators of continuing operations as follows:

Indicator		Unit	2017	2016	Change	% Change

Liquidity	Current liquidity	Times	0.92	1.25	(0.33)	(26.3%)
	Acid ratio test (1)	Times	0.87	1.22	(0.35)	(28.8%)
	Working Capítal	MMUSD	-389	954	(1,343)	(140.8%)
Leverage	Leverage	Times	1.44	1.14	0.3	26.2%
	Short Term Debt	%	41.5%	42.6%	(1.1%)	(2.6%)
	Long Term Debt	%	58.5%	57.4%	1.1%	1.9%
	Financial Expenses Coverage (2)	Times	3.36	3.39	(0.0)	(0.9%)
Profitability	Operating Income/Operating Revenues	%	21.1%	23.4%	(2.4%)	(10.1%)
	ROE (annualized)%		11.7%	9.3%	2.4%	25.4%
	ROA (annualized)%		6.2%	5.9%	0.3%	4.7%

(1) Current assets net from inventories and advanced payments
(2) Considers EBITDA divided by financial expenses

The Company’s Current liquidity as of December 31, 2017 reached 0.92 times, showing a 26.3. % decrease in relation to December 31, 2016, mostly explained by decreased cash and cash equivalents, as a result of the acquisition of Celg Distribuidora S.A. and EGP Volta Grande.

The Company’s  Acid test as of December 31, 2017 reached 0.87 times, showing a 28.8 % decrease in relation to December 31, 2016, explained by decreased cash and cash equivalents as a result of the acquisition of Celg Distribuidora S.A. and EGP Volta Grande.

The Company’s Working capital as of December 31, 2017 reached US$ 389 million, representing a decrease in relation to December 31, 2016 mostly explained by decreased cash and cash equivalents as a result of the acquisition of Celg Distribuidora S.A. and EGP Volta Grande.

The Company’s Leverage (indebtedness ratio) stood at 1.44 times as of December 31, 2017, a 26.2% increase in relation to December 31, 2016 mostly on account of financial debts as a result of the acquisition of Celg Distribuidora S.A. and EGP Volta Grande.

• 37 •

PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

The Hedging of financial costs as of the period that ended on December 31, 2017 was 3.36 times, which represents a 1.0% increase as compared to the same period of the previous year, mainly because of the increased financial expenses as a result of the acquisition of Celg Distribuidora S.A. and financial expenses increase in Enel Distribución Rio and Edesur.

The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 10.1 % in relation to the same period of the previous year, reaching 21.1% as of December 31, 2017, mainly due to a lower EBIT.

The Return-on-equity of the controller’s property owners (shareholders) was 11.7%, as a result of an increase in the income attributable to the property owners.

The Return-on-assets  stood at  6.2% as of December 31, 2017 mostly due to income increase for the period.

MAIN CASH FLOWS

The Company’s net cash flows reached negative US$ 1,198 million as of December 2017, which represents a US$ 1,901 million decrease in relation to the same period of the previous year. The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to the same period of 2016, are described below:

Net Cash Flow	As of December 31
	2017	2016	Variation	Variation
	(US$ million)%

From Operating Activities	1,870	2,532	(662)	(26.1)

From Investing Activities	(2,479)	(735)	(1,744)	237.3

From Financing Activities	(589)	(1,094)	505	(46.0)

Total Net Cash Flow	(1,198)	703	(1,901)	(270.4)

The net cash flows stemming from operating activities totaled US$ 1,870 million as of December 2017, representing a 26.1 % drop in relation to the same period of the previous year. This reduction is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 2,392 million cash receipts from sales and services; and (ii) a US$ 29 million charge increase for operations, (iii) a US$ 6 million less for the charge of royalties and commissions, (iv) US$ 9 million less from charges related to premiums, services, annual fees and other benefits from endorsed policies. These increases were partially offset by payments in the type of cash payments from operations mainly in (i) US$ 1,464 million payments to

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

suppliers for the supply of goods and services, (ii) US$ 208 million payments to and on behalf of employees, (iii) US$ 1,315 million other payments for operation activities (see detail in note 8F of the financial statements), (iv) US$ 3 million payments for premiums and claims, annuities and other obligations for endorsed policies (v) US$ 65 million lower income tax payments f (vi) US$ 167 million in other cash income and outgoings.

The net cash flows coming from (used in) investment activities were outflows of US$ 2,479 as of December 2017 explained mainly by (i) cash flows used for the control of subsidiaries or other businesses of US$ $ 720 million corresponding to the payment for the acquisition of Celg Distribuidora S.A., net of cash and cash equivalents (ii) long term asset acquisition of US$ 436 corresponding to the payment of the EGP Volta Grande acquisition, (iii) payment for minority participation of US$ 81 million in Enel Distribución Peru (iv) reimbursement for the incorporation of properties, plants and equipment of US$ 682 million, (v) incorporation of intangible assets from IFRIC 12 of US$ 688 million, (vi) payments arising from future contracts, term deposits , options and swaps of US$ 14 million and (vii) the redemption from investment payments of > 90 days of US$ 25 million. These cash investment outflows were offset (i) US$ 52 million cash derived from future contracts, term deposits , options and swaps (ii) US$ 101 million in interest received (iii) US $ 2 million dividends received, (iv) US$ 12 million other cash inflows.

The net cash flows coming from (used in) financing activities were outflows totaling US$ 589 million as of December 2017, stemming mainly from (i) US$ 1,128 million loan payments; (ii) US$ 544 million dividend payments, (iii) US$ 344 million interest payments, (iv) US$ 47 million liability payment for financial rental  and (v) US$ 29 million other cash outflows. All the above offset by US$ 1,503 million flows coming from loans.

.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in December 2017 and 2016.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2017	2016	2017	2016

Enel Generación Chocon S.A.	1	2	3	3
Enel Generación Costanera S.A.	26	53	36	25
Emgesa S.A.E.S.P.	109	124	71	63
Enel Generación Perú S.A.	40	36	58	61
Celg Distribución	160	-	84	-
EGP Cachoeira Dourada S.A.	2	6	8	7
Enel Distribución Fortaleza	17	15	14	8
Enel Cien S.A.	3	2	16	15
Edesur S.A.	122	135	22	17
Enel Distribución Perú S.A.	78	119	50	45
Enel Distribución Rio (Ampla) (*)	300	257	90	71
Enel Distribución Ceara (Coelce) (*)	226	149	57	47
Codensa S.A.	251	221	106	87
Enel Trading Argentina S.R.L.	-	0	0	0
Central Dock Sud S.A.	22	8	16	17
Enel Generación Piura S.A.	10	7	10	8
Enel Generación Chile S.A.	-	72	-	-
Enel Distribución Chile S.A.	-	17	-	-
Servicios Informaticos e Inmobiliarios Ltda.(ex ICT)	-	0	-	-
Holding Enel Americas y Sociedades de Inversión	4	6	4	-
Total	1,371	1,230	648	473

(*) Includes intangible assets concessions

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s operations are subject to wide-ranging environmental regulations that Enel Américas continuously meets. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

       Public authorities will approve such environmental impact studies;

       Public opposition will not derive in delays or modifications to any proposed project;

       Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Commercial activity of the group has been planned in order to moderate eventual impacts resulting from changes in the hydrologic conditions.

The operations of the Enel Américas Group include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption. Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-           Compliance with the good corporate governance standards.

-           Strictly compliance with the Group’s whole regulatory system

-           Each business and corporate area define:

                               I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                II.   Criteria related to counterparts.

                              III.   Authorized operatos.

-                 For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-                  All operations of corporate areas and business operate within the limits approved in each case.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

-                 Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas.

18.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position:

	31-03-2017%	31-12-2016%
Fixed Interest Rate	46%	44%

18.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

18.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-              Fuel purchases in the process of electric energy generation.

-              Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of December 31, 2017, there are contracts for the purchase of energy futures for 5.4 GWh, for the Jan-Mar 2017period. These purchases support a contract to sell energy in the Colombian wholesale market

As of December 31, 2017, 24.23 GWh of sales contracts and 77.45 GWh of purchase of energy futures were settled.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

As of December 31, 2016, there were operation contracts for the purchase of existing energy futures for 69.84 GWh for the Jan-Dec 2017 period. Such purchases support contracts for energy sale on the wholesale market. At the same time, there were future energy sales of 15.12 GWh for the Jan -Dec 2017 period associated with cash flow risk hedging for unregulated market indexed customers. As of 31 December 2016, 10 sale contracts were settled and one for the purchase of energy, each of 0.36 GWh.

18.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see notes 19, 21 and Annex 4.

As of December 31, 2017, Grupo Enel Américas held a liquidity position of MUS$ 1,472,763 in cash and other equivalents and MUS$ 224,766 in long-term credit lines available unconditionally. As of December 31, 2016, the Enel Américas Group’s liquidity position amounted to MUS$ 2,689,456 in cash and cash equivalents and MUS$ 129,944 in unconditionally-available long-term lines of credit.

18.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions (inasmuch as possible with a risk classification of investment grade or equivalent) with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

18.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-              Financial debt.

-               Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one day and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the positions portfolio, which includes:

-               The USS Libor rate of interest.

-              The various currencies in which our companies operate, the habitual local indices of bank practices.

-               The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Taking into account the aforementioned hypotheses, the Value at Risk of the above-discussed positions one quarter out is: MUS$ 212,497.

This value represents the potential increment of the debt and derivatives portfolio; therefore, this value at risk is intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults (non-complying) are not indeed remedied, they may result in a cross default situation and certain liabilities of Enel Américas may eventually become callable.

As of December 2017, non-payment of debt following any applicable grace period of any debt of Enel Américas, of a capital amount in excess of U$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

Finally, in the case of local bonds, credit lines and international syndicated loan of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level. In the case of local lines and international syndicated loan, the default cross is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the expiration of grace periods are met. These lines have not been paid.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

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PRESS RELEASE ENEL AMÉRICAS’ CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2017

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.d of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ consolidated financial statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: March 2, 2017